FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ended March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 5, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Consolidated Results of Operations (US GAAP)

First quarter, year ending March 2012

Nomura Holdings, Inc. July 2011

This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2011 Nomura Holdings, Inc. All rights reserved. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Highlights (P4) Executive summary (P5) Overview of results (P6) Business segment results (P7) Retail (P8-9) Asset Management (P10-11) Wholesale (P12-16) Non-interest expenses(P17) Robust financial position(P18)

Financial Supplement

Consolidated balance sheet (p. 20) Value at risk (p. 21) Consolidated financial highlights (p. 22) Consolidated income (p. 23) Main revenue items (p. 24) Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 25) Segment “Others” (p. 26) Retail related data (p. 27-31) Asset Management related data (p. 32-33) Wholesale related data (p. 34-35) Number of employees (p. 36)

3

Highlights

Ninth consecutive quarter of profitability despite uncertain macro-economic environment

Domestic businesses performed well: Retail and Asset Management reported higher pretax income QoQ

Very challenging quarter for Wholesale businesses as markets remained highly volatile, severely impacted by sovereign crisis in Europe and earthquake in Japan; However, proportion of international revenues in Wholesale increased further

US build out continues: Global Markets and Investment Banking US revenues increased QoQ

Converted Nomura Land and Building into a subsidiary to centralize the group’s dispersed holdings

4

Executive summary

Highlights

Ninth consecutive quarter of profitability

Net revenue: Y330.4bn (+10% QoQ; +27% YoY)

Income before income taxes: Y34.4bn (-8% QoQ; 5.3x YoY) Net income1: Y17.8bn (+49% QoQ; 7.7x YoY)

Business segment income before income taxes of Y14.6bn; Retail and Asset Management reported higher pretax income QoQ despite challenging market conditions in Japan

Retail reported net revenue of Y94.2bn (-2% QoQ) and income before income taxes of Y22.0bn (+25% QoQ) Robust sales of investment trusts; Retail continues to drive firmwide earnings

Asset Management reported net revenue of Y18.8bn (+9% QoQ) and income before income taxes of Y7.4bn (+19% QoQ)

Investment trust and investment advisory businesses both continue to grow; assets under management increased Y600bn to Y25.3trn

Wholesale reported net revenue of Y141.2bn (-24% QoQ; +30%YoY) and a loss before income taxes of Y14.9bn

Global Markets net revenue of Y130.1bn (-5% QoQ; +35% YoY)

Fixed Income revenues driven primarily by strong contribution from Credit and Structured transactions

Equities revenues from the Americas and AEJ business increased QoQ

Investment Banking net revenue of Y11.2bn (-77% QoQ; -8% YoY)

Continued to diversify revenues; International revenues increased and maintained dominant market share across all products in Japan

(1) Net income attributable to Nomura Holdings shareholders

5

Overview of results

Highlights

FY2011/12 FY2010/11 QoQ FY2010/11 YoY

1Q1 4Q(%) 1Q(%)

Net revenue Y330.4bn Y299.4bn +10% Y259.8bn +27%

Non-interest

expenses Y296.0bn Y262.0bn +13% Y253.4bn +17%

Income before

income taxes Y34.4bn Y37.4bn -8% Y6.5bn 5.3x

Net income2 Y17.8bn Y11.9bn +49% Y2.3bn 7.7x

ROE3 3.4% 2.3% 0.4%

(1) Pretax income gain of Y24.3bn due to consolidation of Nomura Land and Building (2) Net income attributable to Nomura Holdings shareholders (3) Calculated using annualized net income for each period

6

Business segment results

Net revenue and income (loss) before income tax

FY2011/12 FY2010/11 FY2010/11

%%

1Q 4Q 1Q

Revenue

Retail Y94.2bn Y96.2bn -2% Y111.0bn -15%

Asset Management Y18.8bn Y17.3bn +9% Y15.8bn +20%

Wholesale Y141.2bn Y186.3bn -24% Y108.6bn +30%

Segment total Y254.3bn Y299.9bn -15% Y235.3bn +8%

Other1 Y77.4bn Y2.5bn 30.4x Y35.1bn 2.2x

Unrealized gain (loss) on investments in

equity securities held for operating purposes(Y1.3bn)(Y3.0bn) -(Y10.6bn) -

Net revenue Y330.4bn Y299.4bn +10% Y259.8bn +27%

Income (loss) before income taxes

Retail Y22.0bn Y17.7bn +25% Y37.7bn -42%

Asset Management Y7.4bn Y6.3bn +19% Y4.0bn +86%

Wholesale(Y14.9bn) Y29.4bn -(Y41.1bn) -

Segment total Y14.6bn Y53.4bn -73% Y0.6bn 24.6x

Other1 Y21.0bn(Y12.9bn)—Y16.5bn +28%

Unrealized gain (loss) on investments in

equity securities held for operating purposes(Y1.3bn)(Y3.0bn) -(Y10.6bn) -

Income (loss) before income tax Y34.4bn Y37.4bn -8% Y6.5bn 5.3x

(1)	FY2011/12 1Q “Other” includes fair value loss on own debt of Y7.1bn

(2) Nomura made to Bank conform (Luxembourg) to the current S.A. presentation in Asset Management was integrated into Other in April 2011. Reclassifications of previously reported amounts for Asset Management and Other have been

7

Retail

Net revenue and income before income taxes

(billions of yen)

FY2010/11 FY11/ 12

QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 111.0 87.8 97.5 96.2 94.2 -2% -15%

Non-interest

73.2 65.0 74.5 78.6 72.2 -8% -1% expenses

Income before

37.7 22.8 23.0 17.7 22.0 +25% -42% income taxes

Retail client assets

Key performance indicator

(trillions of yen)

72.3 70.6 70.4

68.4 68.1

FY2010/11 FY2011/12

1Q 2Q 3Q 4Q 1Q

Key points

Net revenue: Y94.2bn (-2% QoQ; -15% YoY)

Income before income taxes: Y22bn (+25% QoQ; -42% YoY)

Despite the difficult environment, Retail client asset inflows were positive for the fifth straight quarter as we delivered investment trusts, foreign bonds, and insurance products tailored to client needs

Client franchise

– Retail client assets Y70.4trn

– Accounts with balance 4.94m

– Net asset inflow Y847.3bn

Sales of main investment trusts

– Nomura Global Trend Fund Y200.6bn

– Nomura Global High Yield Bond Fund Y140.8bn

– Nomura Global CB Fund Y137.8bn

– Nomura DB High Dividend Infrastructure Stock Fund Y128.1bn

Other sales (1Q total)

– IPOs and public offerings Y15.3bn

– Foreign bonds Y414bn

8

Retail: Consulting based approach

Total sales declined amid challenging market conditions, but our diverse product offering met the needs of retail investors

Total sales

(billions of yen)

4,000 Stocks Bonds Investment Trusts Others

3,000

2,000

1,000

0

FY2010/11 FY2011/12

1Q 2Q 3Q 4Q 1Q

Net inflows into investment trusts

(billions of yen) 500 438

400

320 300 268 248 197 200

100

0

FY2010/11 FY2011/12

1Q 2Q 3Q 4Q 1Q

Trading value on Tokyo Stock Exchange dropped by 25% QoQ, resulting in an 11% QoQ decline in total sales; However, we maintained our consulting based approach and continued to deliver investment trust and foreign currency denominated products matched to the needs of retail investors Investment trusts Net inflows into investment trusts increased as we responded accurately to client needs with diverse product lineup including monthly distribution funds, equity funds, and thematic funds Bonds Inflows from sales of Australian dollar and Brazilian real denominated bonds

Other products

New foreign currency denominated products drove growth in insurance products

Sales of foreign bonds

(billions of yen) 500

437.6

411.0 414.0 388.2 400 328.7 300

200

100

0

FY2010/11 FY2011/12

1Q 2Q 3Q 4Q 1Q

NOMURA

# Asset Management

## Net revenue and income before income taxes[1]

(billions of yen)

| | FY2010/11 | | | | FY11/12 | QoQ | YoY |
|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | | |
| Net revenue | 15.8 | 16.2 | 17.3 | 17.3 | **18.8** | +9% | +20% |
| Non-interest expenses | 11.8 | 12.0 | 11.7 | 11.0 | **11.4** | +3% | -3% |
| Income before income taxes | 4.0 | 4.2 | 5.6 | 6.3 | **7.4** | +19% | +86% |

## Assets under management

**Key performance indicator**
(trillions of yen)



22.2
23.3
24.1
24.7
25.3
FY2010/11
FY2011/12
1Q
2Q
3Q
4Q
1Q

## Key points

- Net revenue: Y18.8bn (+9% QoQ; +20% YoY)
- Income before income taxes: Y7.4bn (+19% QoQ; +86% YoY)
- Assets under management increased by Y600bn from the end of March to Y25.3trn as of June 30, 2011
- Inflows into public stock investment trusts (excluding ETFs) totaled Y310bn, primarily from the East Japan Revival Support Bond Fund, currency selection-type funds, and Japanese equity funds; New fund inflows from Nomura Securities and bank channels
- Increased mandates from pension funds and Asian and Middle East government institutions and SWFs in investment advisory business, mainly for Asian equity products
- Listed ETFs in Japan that track Thailand's SET50 Index and Malaysia's FTSE Bursa Malaysia KLCI; Nomura Asset Management's NEXT FUNDS lineup of ETFs now consists of 37 products
- Converted fund of private equity funds management company into a wholly owned subsidiary and renamed it Nomura Private Equity Capital; Aiming to enhance capabilities in Asia and further develop product offering

(1) Nomura Bank (Luxembourg) S.A. in Asset Management was integrated into Other in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

10

Asset Management: Investment trust and investment advisory businesses both performed well

Inflows into investment trusts, increased market share

Net inflow in public stock investment trusts (excl. ETFs)1

(billions of yen) 600 555

438

400

400 344

311

200

0

FY2010/11 FY2011/12

1Q 2Q 3Q 4Q 1Q

Share of Japan public investment trust market1, 2

21.7% 21.8% 21.9%

22.0%

21.2%

20.7%

20.0%

18.0%

Jun-10 Sep-10 Dec-10 Mar-11 Jun-11

(1)	Nomura Asset Management only

(2) Source: Nomura, based on data from The Investment Trusts Association, Japan (3) Based on reporting standard for Japan Securities Investment Advisers Association

Winning mandates from institutional investors

Investment advisory assets under management3

(trillions of yen)

12.0

10.0

Non-Japan

8.0 5.7 Japan

3.7 4.6 5.3

6.0 2.9

4.0

4.4 4.5 4.5 4.4 4.9

2.0

0.0

Jun-10 Sep-10 Dec-10 Mar-11 Jun-11

Enhanced capabilities in Asia

Enhanced expertise on Asia by building up local research presence

Research presence in four offices across Singapore, Hong Kong, and Malaysia

Commenced asset management business in India following launch of LIC Nomura Mutual Fund Asset Management in March 2011

Opened a representative office in Shanghai in July and commenced research on companies based in mainland

China

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)

FY2010/11 FY11/12

QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 108.6 163.4 172.2 186.3 141.2 -24% +30%

Non-interest

149.8 155.8 161.4 156.9 156.1 -1% +4% expenses Income (loss) before -41.1 7.6 10.8 29.4 -14.9—-income taxes

Key points

Net revenue: Y141.2bn (-24% QoQ; +30% YoY)

Loss before income taxes: Y14.9bn

Americas and AEJ revenues steadily increasing

Global Markets impacted by challenging environment from subdued client activity

Diversified business portfolio and disciplined risk management kept overall revenue decline to a minimum under the challenging market conditions

In Investment Banking, the proportion of international revenues increased while Japan revenues were essentially unchanged from 1Q last year

Net revenue by region

(billions of yen) 200.0

18.8 AEJ

20.6

150.0 21.7 Americas

38.9

40.3 19.4 EMEA

10.5 35.3

100.0 57.8 41.7 Japan

25.2 52.5

55.5

36.2 40.1

50.0

58.8 70.8

50.9 40.1

36.7

0.0

FY2010/11 FY2011/12

1Q 2Q 3Q 4Q 1Q

FY2010/11 1Q FY2011/12 1Q

AEJ

10% AEJ

14% Japan Japan 28% Americas 34% 23% Americas 30%

EMEA EMEA 33% 28%

NOMURA

# Wholesale: Global Markets

## Net revenue and income (loss) before income taxes

(billions of yen)

| | FY2010/11 | | | | FY11/12 | QoQ | YoY |
|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | | |
| Fixed Income | 41.0 | 77.8 | 71.7 | 69.4 | **67.6** | -3% | +65% |
| Equities | 46.3 | 55.2 | 61.5 | 64.3 | **56.7** | -12% | +22% |
| Others | 9.2 | 11.4 | 7.8 | 3.3 | **5.8** | +77% | -37% |
| Net revenue | 96.4 | 144.4 | 141.0 | 137.0 | **130.1** | -5% | +35% |
| Non-interest expenses | 122.8 | 123.2 | 127.8 | 125.5 | **124.3** | -1% | +1% |
| Income (loss) before income taxes | -26.3 | 21.1 | 13.2 | 11.5 | **5.7** | -50% | - |

## Key points

- Net revenue: Y130.1bn (-5% QoQ; +35% YoY)
- Income before income taxes: Y5.7bn (-50% QoQ)

**Fixed Income**

- Revenues of Y67.6bn down only slightly QoQ as higher revenues from Credit and FX products offset an industry-wide decline in Rates revenues from macro uncertainties
  - Credit revenues increased versus last quarter, primarily driven by rise in appetite for Non-Yen bonds among Japan investors and pick-up in structured credit transactions in EMEA and AEJ
  - FX delivered best quarter in last two years tapping into growth opportunities in LatAm currencies

**Equities**

- Market volumes dropped significantly due to weaker investor risk appetite on concerns over political instability mainly in Europe as well as the economic outlook in Japan following the earthquake. Despite this, Equities net revenue was Y56.7bn, down only 12% QoQ
- Revenues increased in the Americas and AEJ, offset by subdued results in Japan and EMEA
  - Americas revenues have continued to trend upwards since launch of Cash platform last October; Program trading and derivatives robust in 1Q
  - AEJ client revenues grew in both cash and derivatives businesses
  - Conducted Japan equity campaign under extremely difficult environment in Japan

13

NOMURA

# Global Markets: Americas build out

**Americas' share of total revenues increasing** | **Market share and presence increasing**

## Fixed Income

**Americas share of total revenue**


23%
21%
FY2010/11
Full year
FY2011/12
1Q

- Remained in top 10 for CMO[2] underwriting in the US with FY2011/12 1Q market share of 4.2%
- Top 10 ranking in Q1 for mortgage backed trading[3]
- US Treasuries primary dealer market share in FY2011/12 1Q of 4.1%
- FX global ranking increased to number 14, up from 18 last year[4], also reflecting stronger presence in the US market
- Client penetration increased from 8% to 22% in the Americas in 2011 survey by a leading third-party

## Equities

**Americas[1] share of total revenue**


13%
5%
FY2010/11
Full year
FY2011/12
1Q

- Market share on NYSE and Nasdaq continuing to grow following launch of US Equities cash business in October 2010 (Sales, Trading, Research)
- Derivative client business also growing, making steady contributions to revenues
- Top 10 rankings for two straight quarters in third-party surveys

| | Ranking | 1Q share | 4Q share |
|---|---|---|---|
| Program trading | #5 ←9 | 7.4% | 5.6% |
| Convertible Bonds | #7 ←7 | 7.0% | 5.2% |
| Listed options | #8 ←9 | 6.4% | 5.7% |

(1) Excluding Instinet
(2) Collateralized Mortgage Obligations
(3) Per MBS Clearing Corporation; Monthly rankings by volume: April #8, May #8, June #10
(4) Euromoney

14

NOMURA

# Wholesale: Investment Banking

## Net revenue and income (loss) before income taxes

(billions of yen)

| | FY2010/11 | | | | FY11/12 | QoQ | YoY |
|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | | |
| Investment Banking (gross)[1] | 29.0 | 39.7 | 61.9 | 54.4 | **32.3** | -41% | +11% |
| Allocation to other divisions | 13.2 | 18.7 | 25.6 | 25.1 | **13.4** | -47% | +1% |
| Investment Banking (net) | 15.8 | 21.1 | 36.2 | 29.3 | **18.9** | -35% | +20% |
| Other | -3.6 | -2.0 | -5.1 | 20.1 | **-7.7** | - | - |
| Net revenue | 12.2 | 19.0 | 31.1 | 49.4 | **11.2** | -77% | -8% |
| Non-interest expenses | 27.0 | 32.5 | 33.5 | 31.5 | **31.8** | +1% | +18% |
| Income (loss) before income taxes | -14.8 | -13.5 | -2.4 | 17.9 | **-20.6** | - | - |

(1) Gross revenues in Investment Banking excluding "Other".

## Key points

- Gross revenue[1] of Y32.3bn (-41% QoQ; +11% YoY)
- Loss before income taxes: Y20.6bn
- Continued to diversify revenue base: Revenue growth in international businesses, particularly in the US; Significant revenue generated from pull-through (multi-product) M&A deals with products such as leveraged finance, derivatives and other solutions; Expansion of solutions business
- Japan
  - Corporate activity dropped off following the earthquake, but recent signs indicate that more corporates are starting to look at M&A; DCM market for overseas issuers is picking up
  - Revenues also driven by high-profile, cross-border M&A deals that closed during the quarter
- EMEA
  - Continued to maximize M&A pull-through revenue from multiple products including leveraged finance
  - Solutions businesses generated significant revenues led by Insurance Solutions on the back of tighter capital requirements
  - Sponsor activity remained robust
- AEJ
  - M&A revenues driven by cross-border deals
  - Increased presence in AEJ ECM through bookrunning several large CB issuances including Lotte Shopping CB (largest ever CB deal in AEJ consumer / retail sector)
- Americas
  - Revenue steadily expanded during the quarter: Booked revenues from sponsors related deals and solutions business; Pull-through revenue from M&A deals with leveraged finance component (including Vestar Capital's acquisition of Triton)

15

NOMURA

# Investment Banking: Further diversification of revenue base

**International expansion helping to diversify revenues**

- (dashed box) = Announced in1Q
- (shaded box) = Deal closed/Booked revenues in 1Q

**EMEA/Americas M&A**
Grifols acquisition of Talecris ($4.0bn)

**Stable platform**

## EMEA

- Pull-through revenue from M&A multi-product deals
- Solutions business remains a strength with revenues from financial institutions (insurers) and other clients

**EMEA M&A**
Bain Capital and Hellman & Friedman acquisition of Securitas Direct (€2.3bn)

**Japan/EMEA M&A**
Takeda Pharmaceutical acquisition of Nycomed (€9.6bn)

Itochu acquisition of Kwik-Fit (£637m)

Kansai Paint acquisition of Freeworld Coatings (ZAR2.5bn)

## Japan

Japan-related league table[1] shares increased YoY, maintained #1 rankings

- M&A (29.5%⇒49.1%)
- ECM (28.7%⇒35.8%)
- DCM (21.9%⇒28.7%)

**Japan/Americas M&A**
Itochu acquisition of Drummond ($1.5bn)

**Japan/AEJ M&A**
Dai-Ichi Life acquisition of Tower Australia Group (A$1.2bn)

## Americas

Business platform expansion

- Multi-product M&A deals
- Growth in sponsors business
- Solutions-related business

## AEJ

- Bookrunner on major CB transactions for Asian issuers for three straight months (Ranked #2)[2]

**AEJ M&A**
Sale of Daewoo Engineering & Construction by Kumho Industrial ($1.9bn)

Malayan Bank acquisition of Kim Eng ($1.4bn)

**Americas/AEJ M&A**
Fila Korea & Mirae Asset acquisition of Acushnet Company ($1.2bn)

(1) Source: M&A and ECM from Thomson Reuters; DCM from Thomson DealWatch (Jan – Jun 2011)
M&A includes real-estate related acquisitions; DCM includes self-funded
(2) Source: Thomson Reuters (Apr-Jun 2011); Ranking for International CB for Asia Pacific Issuers

16

NOMURA

# Non-interest expenses


Full year
Quarter
(billions of yen)
(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,000
800
600
400
200
0
300
200
100
0
772.6
852.2
1,092.9
1,045.6
1,037.4
253.4
254.0
268.1
262.0
296.0

| | FY06/07 | FY07/08 | FY08/09 | FY09/10 | FY10/11 | FY2010/11 1Q | FY2010/11 2Q | FY2010/11 3Q | FY2010/11 4Q | FY11/12 1Q | QoQ |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Compensation and benefits | 345.9 | 366.8 | 491.6 | 526.2 | 519.0 | 122.1 | 126.7 | 143.1 | 127.1 | **136.3** | **7.3%** |
| Commissions and floor brokerage | 50.8 | 90.2 | 73.7 | 86.1 | 92.1 | 23.7 | 21.4 | 24.0 | 23.0 | **24.1** | **4.4%** |
| Information processing and communications | 110.0 | 135.0 | 155.0 | 175.6 | 182.9 | 44.3 | 46.7 | 44.2 | 47.8 | **43.5** | **-8.9%** |
| Occupancy and related depreciation | 61.3 | 64.8 | 78.5 | 87.8 | 87.8 | 22.5 | 23.1 | 20.5 | 21.7 | **20.7** | **-4.8%** |
| Business development expenses | 38.1 | 38.1 | 31.6 | 27.3 | 30.2 | 7.2 | 6.8 | 7.4 | 8.8 | **9.3** | **6.3%** |
| Other | 166.5 | 157.2 | 262.6 | 142.5 | 125.4 | 33.7 | 29.4 | 28.8 | 33.5 | **62.1** | **85.1%** |
| **Total** | **772.6** | **852.2** | **1,092.9** | **1,045.6** | **1,037.4** | **253.4** | **254.0** | **268.1** | **262.0** | **296.0** | **13.0%** |

- Non-interest expenses increased 13% QoQ to Y296bn, mainly due to an increase in consolidated entities following the conversion of Nomura Land and Building into a subsidiary

  (Main increases related to other expenses, compensation and benefits, and business development expenses)

- Although compensation and benefits increased QoQ, we continue to implement a pay for performance culture

17

NOMURA

# Robust financial position

## Capital ratio

### Financial indicators

Balance sheet related indicators

- Total assets Y39.7trn
- Shareholders' equity Y2.1trn
- Gross leverage 18.9x
  Net leverage[1] 11.6x
- Level 3 assets (net)[2] Y0.8trn
- Liquidity Y5.8trn

(billions of yen)

| (Preliminary) | Mar 31 | Jun 30 |
|---|---|---|
| Tier 1 | 1,915 | 2,134 |
| Tier 2 | 651 | 453 |
| Tier 3 | 139 | 146 |
| Total capital | 2,584 | 2,610 |
| RWA | 11,629 | 13,119 |
| Tier 1 ratio | 16.4% | 16.2% |
| Tier 1 common ratio[3] | 16.4% | 13.8% |
| Total capital ratio | 22.2% | 19.8% |

## Leverage ratio

### Gross leverage and net leverage[1]



(x)
Gross leverage ratio
Net leverage ratio
22.0
18.0
14.0
10.0
6.0
18.9
11.6
FY2010/11 1Q
2Q
3Q
4Q
FY2011/12 1Q

## Level 3 assets[2]

### Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
2,000
1,500
1,000
500
0
80%
0%
46%
44%
43%
37%
35%
FY2010/11 1Q
2Q
3Q
4Q
FY2011/12 1Q

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity
(2) Preliminary (before review). Level 3 assets (net) is on net basis after netting off derivative assets and liabilities
(3) Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and minority interest divided by risk-weighted assets

18

Financial Supplement

Consolidated balance sheet

Consolidated balance sheet

(billions of yen)

Mar. 31, Jun. 31, Increase Mar. 31, Jun. 31, Increase

2011 2011 (Decrease) 2011 2011 (Decrease)

Assets Liabilities

Cash and cash deposits 2,150 1,388 (762) Short-term borrowings 1,167 1,090 (77)

Payables and deposits 2,104 2,092 (11)

Loans and receivables 2,228 2,628 401 Collateralized financing 13,686 15,998 2,312

Trading liabilities 8,689 7,788 (901)

Collateralized agreements 15,156 15,310 153 Other liabilities 552 1,064 512

Long-term borrowings 8,403 9,266 863

Trading assets1 and

private equity investments 15,242 16,606 1,364 Total liabilities 34,601 37,298 2,697

Other assets 1,916 3,781 1,865 Equity

Total Nomura shareholders’ equity 2,083 2,102 19

Noncontrolling interest 9 313 305

Total assets 36,693 39,713 3,020 Total liabilities and shareholders’ equity 36,693 39,713 3,020

1. Including securities pledged as collateral.

Value at risk

Definition

99% confidence level (2.33 standard dev.)

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1 to June 30, 2011 (billions of yen)

Maximum: 7.7

Minimum: 5.9

Average: 6.6

(billions of yen) Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30,

2007 2008 2009 2010 2011 2011

Equity 4.7 4.2 3.8 2.6 1.8 1.6

Interest rate 3.7 4.7 6.7 4.4 4.1 4.3

Foreign exchange 1.4 8.0 8.7 10.5 4.5 3.8

Sub-total 9.8 16.9 19.2 17.5 10.4 9.7

Diversification benefit -3.6 -6.8 -7.5 -5.0 -4.1 -3.7

VaR 6.2 10.1 11.7 12.6 6.3 6.0

Consolidated financial highlights

Full year

(billions of yen)

400 20%

8.3%

200 28.7 10% Net income 175.8 67.8 (loss)

0 0% ROE (%) 3.7%

-67.8 1.4%

-200 —400 -20 -600 —800 -708.2 -

FY2007.3	FY2008.3 FY2009.3 FY2010.3 FY2011.3

Net revenue 1,091.1 787.3 312.6 1,150.8 1,130.7

Income (loss) before income taxes 318.5 -64.9 -780.3 105.2 93.3

Net income (loss) attributable to Nomura

Holdings, Inc. (“NHI”) shareholders 175.8 -67.8 -708.2 67.8 28.7

Total Nomura shareholders’ equity 2,185.9 1,988.1 1,539.4 2,126.9 2,082.8

ROE (%)1 8.3%—- 3.7% 1.4%

Basic-Net income (loss) attributable to NHI

shareholders per share(yen) 92.25 -35.55 -364.69 21.68 7.90

Shareholders ‘ equity per share (yen) 1,146.23 1,042.60 590.99 579.70 578.40

Quarter

(billions of yen)

20 4%

17.8

15 13.4 3.4% 3%

11.9

10 2%

5	1.4% 1% 1.1% 2.3 1.1 0.4% 0.3%

0 0%

FY2011.3	FY2012.3

1Q 2Q 3Q 4Q 1Q

259.8	275.6 295.9 299.4 330.4
6.5	21.6 27.8 37.4 34.4
2.3	1.1 13.4 11.9 17.8
2,101.8	2,051.6 2,061.5 2,082.8 2,101.7
0.4%	0.3% 1.1% 1.4% 3.4%
0.63	0.29 3.72 3.30 4.93
572.10	569.97 572.57 578.40 583.27
1	Quarterly ROE is calculated using annualized year-to-date net income.

Note: Net income (loss) attributable to Nomura Holdings was previously reported as Net income (loss).

NOMURA

# Consolidated income

| (billions of yen) | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2011.3 | FY2011.3 | | | | FY2012.3 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 1Q | 2Q | 3Q | 4Q | 1Q |
| Revenue | | | | | | | | | | |
| Commissions | 337.5 | 404.7 | 306.8 | 395.1 | 405.5 | 118.1 | 83.5 | 100.0 | 103.8 | **96.8** |
| Fees from investment banking | 99.3 | 85.1 | 55.0 | 121.3 | 107.0 | 20.4 | 24.9 | 34.0 | 27.8 | **13.8** |
| Asset management and portfolio service fees | 146.0 | 189.7 | 140.2 | 132.2 | 143.9 | 34.9 | 33.7 | 37.1 | 38.3 | **39.1** |
| Net gain on trading | 290.0 | 61.7 | -128.3 | 417.4 | 336.5 | 60.0 | 103.0 | 104.9 | 68.7 | **67.5** |
| Gain (loss) on private equity investments | 47.6 | 76.5 | -54.8 | 11.9 | 19.3 | -0.9 | -1.0 | -2.4 | 23.6 | **-6.0** |
| Interest and dividends | 981.3 | 796.5 | 331.4 | 235.3 | 346.1 | 75.8 | 70.0 | 106.9 | 93.5 | **133.1** |
| Gain (loss) on investments in equity securities | -20.1 | -48.7 | -25.5 | 6.0 | -16.7 | -10.3 | -5.7 | 2.1 | -2.8 | **-0.6** |
| Private equity entities product sales | 100.1 | - | - | - | - | - | - | - | - | **-** |
| Other | 67.4 | 28.2 | 39.9 | 37.5 | 43.9 | 16.3 | 12.0 | 3.4 | 12.2 | **83.4** |
| Total revenue | 2,049.1 | 1,593.7 | 664.5 | 1,356.8 | 1,385.5 | 314.0 | 320.4 | 386.0 | 365.0 | **427.0** |
| Interest expense | 958.0 | 806.5 | 351.9 | 205.9 | 254.8 | 54.2 | 44.8 | 90.2 | 65.6 | **96.6** |
| Net revenue | 1,091.1 | 787.3 | 312.6 | 1,150.8 | 1,130.7 | 259.8 | 275.6 | 295.9 | 299.4 | **330.4** |
| Non-interest expenses | 772.6 | 852.2 | 1,092.9 | 1,045.6 | 1,037.4 | 253.4 | 254.0 | 268.1 | 262.0 | **296.0** |
| Income (loss) before income taxes | 318.5 | -64.9 | -780.3 | 105.2 | 93.3 | 6.5 | 21.6 | 27.8 | 37.4 | **34.4** |
| Net income (loss) | 175.8 | -67.8 | -708.2 | 67.8 | 28.7 | 2.3 | 1.1 | 13.4 | 11.9 | **17.8** |

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

23

Main revenue items

FY2007.3	FY2008.3 FY2009.3 FY2010.3 FY2011.3 FY2011.3 FY2012.3

(billions of yen) 1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions (retail) 98.3 75.1 50.8 55.3 51.4 13.7 8.7 12.7 16.3 8.7

Stock brokerage commissions (other) 73.2 166.6 144.7 140.3 144.6 40.3 30.7 35.9 37.7 34.2

Commissions Other brokerage commissions 6.8 9.3 7.9 8.0 11.5 2.2 1.8 2.3 5.3 2.5

Commissions for distribution of investment trusts 120.5 121.2 75.9 165.9 166.4 55.7 36.1 39.8 34.8 43.1

Other 38.6 32.4 27.5 25.5 31.6 6.2 6.2 9.5 9.7 8.2

Total 337.5 404.7 306.8 395.1 405.5 118.1 83.5 100.0 103.8 96.8

Equity underwriting and distribution 56.6 32.1 13.2 74.9 49.8 8.1 10.1 21.8 9.8 2.7

Fees from Bond underwriting and distribution 15.3 13.4 11.9 16.6 26.3 6.0 8.7 4.8 6.8 3.4

Investment M&A / financial advisory fees 26.7 37.8 26.7 29.2 27.1 6.2 5.7 6.8 8.4 7.3

Banking Other 0.7 1.8 3.1 0.5 3.9 0.1 0.4 0.6 2.8 0.3

Total 99.3 85.1 55.0 121.3 107.0 20.4 24.9 34.0 27.8 13.8

Asset Asset management fees 106.3 150.3 104.1 97.6 106.7 25.1 25.1 27.8 28.7 29.5

Management Administration fees 24.0 21.7 21.3 19.4 21.0 5.7 5.4 5.0 4.9 4.8 and portfolio Custodial fees 15.7 17.7 14.7 15.3 16.3 4.0 3.2 4.3 4.7 4.7 service fees Total 146.0 189.7 140.2 132.2 143.9 34.9 33.7 37.1 38.3 39.1

NOMURA

# Adjustment of consolidated results and segment results: Income (loss) before income taxes

| (billions of yen) | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2011.3 | FY2011.3 | | | | FY2012.3 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 1Q | 2Q | 3Q | 4Q | 1Q |
| Retail | 160.9 | 122.3 | 18.2 | 113.4 | 101.2 | 37.7 | 22.8 | 23.0 | 17.7 | **22.0** |
| Asset Management | 36.3 | 31.1 | 4.1 | 15.2 | 20.0 | 4.0 | 4.2 | 5.6 | 6.3 | **7.4** |
| Wholesale | 156.0 | -150.1 | -717.3 | 175.2 | 6.7 | -41.1 | 7.6 | 10.8 | 29.4 | **-14.9** |
| Three Business segments total | 353.2 | 3.3 | -695.0 | 303.8 | 127.9 | 0.6 | 34.6 | 39.4 | 53.4 | **14.6** |
| Other | 24.0 | -18.1 | -62.1 | -207.9 | -17.8 | 16.5 | -8.0 | -13.3 | -12.9 | **21.0** |
| Segments total | 377.3 | -14.7 | -757.1 | 95.8 | 110.2 | 17.1 | 26.6 | 26.1 | 40.5 | **35.6** |
| Unrealized gain (loss) on investments in equity securities held for operating purposes | -38.2 | -50.2 | -23.1 | 9.4 | -16.9 | -10.6 | -5.0 | 1.7 | -3.0 | **-1.3** |
| Effect of consolidation/deconsolidation of certain private equity investee companies | -21.5 | - | - | - | - | - | - | - | - | **-** |
| Total | **318.5** | **-64.9** | **-780.3** | **105.2** | **93.3** | **6.5** | **21.6** | **27.8** | **37.4** | **34.4** |

Note:
1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.
2. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
3. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
4. Nomura Bank (Luxembourg) S.A. in Asset Management was integrated into Other in April 2011. Reclassifications of previously reported amounts for Asset Management and Other have been made to conform to the current presentation.

25

# Segment “Other”

## Income (loss) before income taxes


Full year
Quarter
(billions of yen)
40
0
-40
-80
-120
-160
-200
-240
24.0
-18.1
-62.1
-207.9
-17.8
16.5
-8.0
-13.3
-12.9
21.0
(billions of yen)
40
0
-40
-80
-120
-160
-200
-240

| | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2011.3 | FY2011.3 | | | | FY2012.3 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 1Q | 2Q | 3Q | 4Q | 1Q |
| Net gain (loss) related to economic hedging transactions | -30.0 | 11.4 | 28.0 | 3.3 | 2.3 | 5.2 | -6.0 | 5.2 | -2.1 | **-1.5** |
| Realized gain on investments in equity securities held for operating purposes | 18.1 | 1.5 | -2.4 | -3.4 | 0.2 | 0.3 | -0.7 | 0.4 | 0.3 | **0.7** |
| Equity in earnings of affiliates | 53.2 | 4.7 | -0.7 | 7.8 | 9.0 | 0.4 | 2.0 | 1.4 | 5.3 | **3.5** |
| Corporate items | -11.1 | -13.4 | -70.5 | -83.3 | -33.3 | -2.5 | 5.5 | -15.7 | -20.7 | **12.8** |
| Others* | -6.2 | -22.3 | -16.5 | -132.3 | 4.0 | 13.1 | -8.8 | -4.6 | 4.3 | **5.6** |
| Income (Loss) before income taxes | 24.0 | -18.1 | -62.1 | -207.9 | -17.8 | 16.5 | -8.0 | -13.3 | -12.9 | **21.0** |

* Businesses not included in the three business divisions (Nomura Trust & Banking, etc.) are included in others.

Note:

1: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

3: Net gain (loss) on trading related to economic hedging transactions was reclassified as “Net gain (loss) related to economic hedging transactions” from the fourth quarter of the fiscal year ended March 2010 and includes net gain (loss) related to economic hedging transactions not included in net gain (loss) on trading. In addition, net gain (loss) on trading from the change in own credit of certain structured notes issued, which was previously classified as “Net gain (loss) on trading related to economic hedging transactions”, has been included in “Others”. The reclassifications of previously reported amounts have been made to conform to the current year presentation.

4: Nomura Bank (Luxembourg) S.A. in Asset Management was integrated into Other in April 2011. Reclassifications of previously reported amounts for Asset Management and Other have been made to conform to the current presentation.

26

NOMURA

# Retail related data (1)

(billions of yen)

| | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2011.3 | FY2011.3 1Q | FY2011.3 2Q | FY2011.3 3Q | FY2011.3 4Q | FY2012.3 1Q | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Commissions | 251.4 | 225.9 | 151.0 | 238.9 | 244.8 | 75.6 | 50.2 | 60.2 | 58.8 | **58.7** | **-0.1%** | **-22.3%** |
| Sales credit | 96.8 | 94.2 | 71.4 | 63.8 | 52.8 | 12.8 | 13.8 | 13.0 | 13.2 | **15.2** | **14.9%** | **18.0%** |
| Fees from investment banking | 24.0 | 14.9 | 13.4 | 33.6 | 42.3 | 9.4 | 11.2 | 11.0 | 10.7 | **6.2** | **-41.9%** | **-33.8%** |
| Investment trust administration fees and other | 47.5 | 59.7 | 50.9 | 47.3 | 48.5 | 12.1 | 11.8 | 12.2 | 12.4 | **12.9** | **4.0%** | **6.6%** |
| Net interest revenue | 20.4 | 7.3 | 5.2 | 4.7 | 4.1 | 1.0 | 0.7 | 1.1 | 1.2 | **1.2** | **3.1%** | **17.8%** |
| Net revenue | 440.1 | 402.0 | 291.9 | 388.3 | 392.4 | 111.0 | 87.8 | 97.5 | 96.2 | **94.2** | **-2.1%** | **-15.1%** |
| Non-interest expenses | 279.3 | 279.7 | 273.6 | 274.9 | 291.2 | 73.2 | 65.0 | 74.5 | 78.6 | **72.2** | **-8.1%** | **-1.4%** |
| Income before income taxes | 160.9 | 122.3 | 18.2 | 113.4 | 101.2 | 37.7 | 22.8 | 23.0 | 17.7 | **22.0** | **24.6%** | **-41.7%** |
| Domestic distribution volume of investment trusts[1] | | 9,846.9 | 6,825.1 | 9,713.2 | 9,473.5 | 2,797.9 | 2,103.8 | 2,258.8 | 2,312.9 | **2,642.7** | **14.3%** | **-5.5%** |
| Bond investment trusts | | 3,681.8 | 2,731.6 | 2,380.1 | 2,641.8 | 697.2 | 575.6 | 650.1 | 718.9 | **787.6** | **9.6%** | **13.0%** |
| Stock investment trusts | | 4,816.1 | 2,969.3 | 6,165.7 | 5,606.9 | 1,729.1 | 1,207.4 | 1,327.4 | 1,342.9 | **1,577.9** | **17.5%** | **-8.7%** |
| Foreign investment trusts | | 1,349.0 | 1,124.2 | 1,167.4 | 1,224.8 | 371.6 | 320.8 | 281.3 | 251.0 | **277.3** | **10.4%** | **-25.4%** |
| Other | | | | | | | | | | | | |
| Accumulated value of annuity insurance policies | 990.4 | 1,205.3 | 1,413.3 | 1,609.2 | 1,697.3 | 1,633.3 | 1,652.0 | 1,675.2 | 1,697.3 | **1,722.7** | **1.5%** | **5.5%** |
| Sales of JGBs for individual investors (transaction base) | 615.2 | 292.3 | 109.6 | 22.2 | 32.8 | 4.9 | 1.4 | 10.7 | 15.8 | **36.7** | **131.9%** | **653.2%** |
| Retail foreign currency bond sales | 677.1 | 954.0 | 867.4 | 1,080.3 | 1,565.6 | 411.0 | 437.6 | 328.7 | 388.2 | **414.0** | **6.6%** | **0.7%** |

1. Nomura Securities.

27

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Full year Quarter

(billions of yen) (billions of yen)

180 70

60 150

50 120 Stock brokerage commissions 40 90 Commissions for distribution of 30 investment trusts

60 20

30 10

0 0

FY2011.3	FY2012.3
FY2007.3	FY2008.3 FY2009.3 FY2010.3 FY2011.3 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions 98.3 75.1 50.8 55.3 51.4 13.7 8.7 12.7 16.3 8.7 -46.3% -36.5%

Commissions for distribution of investment trusts 1 124.7 124.5 79.8 168.8 170.1 56.7 37.0 40.7 35.7 44.1 23.3% -22.3%

1.	Nomura Securities

Retail related data (3)

Retail client assets

Full year Quarter

(trillions of yen)

100

85.2

Other

80 72.2 73.5

70.6 70.4

Overseas mutual funds

Bond investment trusts 60 59.3 Stock investment trusts Domestic bonds 40 Foreign currency bonds Equities 20

0

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011

Equities 48.5 37.2 28.6 39.2 35.8 35.4

Foreign currency bonds1 3.3 2.7 5.5 5.6 5.9 5.9

Domestic bonds 2 16.4 16.5 13.0 13.4 12.8 12.8

Stock investment trusts 7.4 7.3 5.0 7.3 8.3 8.5

Bond investment trusts 4.7 4.4 4.0 4.0 4.1 4.2

Overseas mutual funds 2.0 1.7 1.4 1.6 1.5 1.5

Other3 2.9 2.5 1.9 2.2 2.3 2.2

Total 85.2 72.2 59.3 73.5 70.6 70.4

1. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009. 2. Includes CBs and warrants.

3. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen) (billions of yen)

8,000 6,000

5,000

5,975

6,000

5,279

4,868 4,928 4,000

3,942

4,000 3,000

2,122

2,000 2,000

1,289

847 1,000

458

72

0 0

FY2011.3 FY2012.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 FY2011.3

1Q 2Q 3Q 4Q 1Q

1. Retail client assets exclude portion from regional financial institutions. Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

Number of accounts / IT share1

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011

(thousands)

Accounts with balance 3,953 4,165 4,467 4,883 4,936 4,945

Equity holding accounts 1,853 2,027 2,347 2,572 2,695 2,696

Nomura Home Trade (online trading accounts) 2,243 2,765 3,095 3,189 3,328 3,348

Full year Quarter

FY2011.3	FY2012.3
FY2007.3	FY2008.3 FY2009.3 FY2010.3 FY2011.3

1Q 2Q 3Q 4Q 1Q

New individual accounts (thousands) 417 580 608 336 326 93 84 81 69 69

IT share1

No. of orders 55% 57% 59% 58% 53% 57% 52% 43% 58% 58%

Transaction value 27% 29% 29% 29% 27% 30% 26% 19% 31% 32%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

FY2011.3	FY2012.3
FY2007.3	FY2008.3 FY2009.3 FY2010.3 FY2011.3 QoQ YoY

(billions of yen) 1Q 2Q 3Q 4Q 1Q

Net revenue 80.7 81.1 51.9 62.1 66.5 15.8 16.2 17.3 17.3 18.8 8.9% 19.5%

Non-interest expenses 44.4 50.0 47.8 46.8 46.5 11.8 12.0 11.7 11.0 11.4 3.4% -3.2%

Income before income taxes 36.3 31.1 4.1 15.2 20.0 4.0 4.2 5.6 6.3 7.4 18.6% 86.3%

Note1:The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

2: Nomura Bank (Luxembourg) S.A. in Asset Management was integrated into Other in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management1

Full year Quarter

(trillions of yen) 35

30

27.0 25.8 25.3

25 23.4 24.7

20.2 20

15 10 5

0

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011

1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, Nomura Asset Management Deutschland KAG , and Nomura Funds Research and Technologies America, Nomura Private Equity Capital. Adjusted for asset overlap amongst group companies. Nomura Funds Research and Technologies America data as of end of May 2011.

NOMURA

# Asset Management related data (2)

## Nomura Asset Management assets under management[1]

| (trillions of yen) | Mar. 31, 2007 | Mar. 31, 2008 | Mar. 31, 2009 | Mar. 31, 2010 | Mar. 31, 2011 | Jun. 30, 2011 |
|---|---|---|---|---|---|---|
| Public stock investment trusts | 10.8 | 9.8 | 6.5 | 8.1 | 9.4 | **9.5** |
| Public bond investment trusts | 5.8 | 5.3 | 4.8 | 4.8 | 4.8 | **4.8** |
| Privately placed investment trusts | 2.2 | 2.0 | 1.6 | 1.7 | 1.7 | **1.7** |
| Investment trusts | 18.8 | 17.2 | 13.0 | 14.7 | 15.9 | **16.0** |

## Domestic public investment trust market and Nomura Asset Management market share

| (trillions of yen) | Mar. 31, 2007 | Mar. 31, 2008 | Mar. 31, 2009 | Mar. 31, 2010 | Mar. 31, 2011 | Jun. 30, 2011 |
|---|---|---|---|---|---|---|
| Domestic public stock investment trusts | | | | | | |
| Market | 59.4 | 57.7 | 40.4 | 52.6 | 54.2 | **54.6** |
| Nomura's share (%) | 18% | 17% | 16% | 15% | 17% | **17%** |
| Domestic public bond investment trusts | | | | | | |
| Market | 13.2 | 12.0 | 11.1 | 11.1 | 11.1 | **11.1** |
| Nomura's share (%) | 44% | 44% | 43% | 43% | 43% | **43%** |

Source: Investment Trusts Association, Japan

## Nomura Asset Management investment advisory assets[1]

| (trillions of yen) | Mar. 31, 2007 | Mar. 31, 2008 | Mar. 31, 2009 | Mar. 31, 2010 | Mar. 31, 2011 | Jun. 30, 2011 |
|---|---|---|---|---|---|---|
| Domestic investment advisory | 3.7 | 4.6 | 4.3 | 4.7 | 4.4 | **4.9** |
| Overseas investment advisory | 3.4 | 2.4 | 1.7 | 2.6 | 5.3 | **5.7** |
| Investment advisory | 7.1 | 7.1 | 6.0 | 7.3 | 9.7 | **10.6** |

## Nomura Asset Management net asset inflow[1]

| (trillions of yen) | Full year | | | | | Quarter | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | FY 2007.3 | FY 2008.3 | FY 2009.3 | FY 2010.3 | FY 2011.3 | FY2011.3 1Q | FY2011.3 2Q | FY2011.3 3Q | FY2011.3 4Q | FY2012.3 1Q |
| Public stock investment trusts | 3.8 | 2.0 | 0.0 | -0.2 | 1.7 | 0.5 | 0.8 | 0.1 | 0.3 | **0.3** |
| Exclude ETF | 3.7 | 1.8 | -0.4 | 0.0 | 1.7 | 0.6 | 0.4 | 0.4 | 0.3 | **0.3** |
| Public bond investment trusts | 0.2 | -0.5 | -0.5 | -0.0 | 0.0 | -0.2 | -0.0 | 0.3 | -0.1 | **0.0** |
| Privately placed investment trusts | 0.7 | 0.2 | 0.1 | -0.2 | 0.0 | -0.0 | -0.0 | 0.1 | -0.0 | **-0.0** |
| Net asset inflow | 4.6 | 1.7 | -0.4 | -0.4 | 1.7 | 0.3 | 0.7 | 0.5 | 0.3 | **0.4** |

1. Based on reporting standards for The Investment Trusts Association, Japan and the Japan Securities Investment Advisers Association.

33

NOMURA

# Wholesale related data (1)

## Wholesale

| (billions of yen) | FY2009.3 | FY2010.3 | FY2011.3 | FY2011.3 1Q | FY2011.3 2Q | FY2011.3 3Q | FY2011.3 4Q | FY2012.3 1Q | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|
| Global Markets | -157.3 | 658.4 | 518.8 | 96.4 | 144.4 | 141.0 | 137.0 | **130.1** | **-5.0%** | **34.9%** |
| Investment Banking | -6.4 | 131.1 | 111.7 | 12.2 | 19.0 | 31.1 | 49.4 | **11.2** | **-77.4%** | **-8.2%** |
| Net revenue | -163.6 | 789.5 | 630.5 | 108.6 | 163.4 | 172.2 | 186.3 | **141.2** | **-24.2%** | **30.0%** |
| Non-interest expenses | 553.7 | 614.3 | 623.8 | 149.8 | 155.8 | 161.4 | 156.9 | **156.1** | **-0.5%** | **4.2%** |
| Income (Loss) before income taxes | -717.3 | 175.2 | 6.7 | -41.1 | 7.6 | 10.8 | 29.4 | **-14.9** | **-** | **-** |

## Global Markets

| (billions of yen) | FY2009.3 | FY2010.3 | FY2011.3 | FY2011.3 1Q | FY2011.3 2Q | FY2011.3 3Q | FY2011.3 4Q | FY2012.3 1Q | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|
| Fixed Income | -217.2 | 308.0 | 259.8 | 41.0 | 77.8 | 71.7 | 69.4 | **67.6** | **-2.6%** | **65.0%** |
| Equities | 98.9 | 352.8 | 227.3 | 46.3 | 55.2 | 61.5 | 64.3 | **56.7** | **-11.9%** | **22.4%** |
| Other | -38.9 | -2.4 | 31.6 | 9.2 | 11.4 | 7.8 | 3.3 | **5.8** | **76.7%** | **-36.7%** |
| Net revenue | -157.3 | 658.4 | 518.8 | 96.4 | 144.4 | 141.0 | 137.0 | **130.1** | **-5.0%** | **34.9%** |
| Non-interest expenses | 417.4 | 486.4 | 499.3 | 122.8 | 123.2 | 127.8 | 125.5 | **124.3** | **-0.9%** | **1.3%** |
| Income (Loss) before income taxes | -574.6 | 172.0 | 19.5 | -26.3 | 21.1 | 13.2 | 11.5 | **5.7** | **-50.3%** | **-** |

## Investment Banking

| (billions of yen) | FY2009.3 | FY2010.3 | FY2011.3 | FY2011.3 1Q | FY2011.3 2Q | FY2011.3 3Q | FY2011.3 4Q | 2012年3月期 1Q | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|
| Investment Banking(Gross) | 87.6 | 196.1 | 185.0 | 29.0 | 39.7 | 61.9 | 54.4 | **32.3** | **-40.6%** | **11.2%** |
| Allocation to other divisions | 24.1 | 77.2 | 82.6 | 13.2 | 18.7 | 25.6 | 25.1 | **13.4** | **-46.7%** | **1.3%** |
| Investment Banking(Net) | 63.5 | 118.9 | 102.4 | 15.8 | 21.1 | 36.2 | 29.3 | **18.9** | **-35.4%** | **19.6%** |
| Other | -69.9 | 12.2 | 9.4 | -3.6 | -2.0 | -5.1 | 20.1 | **-7.7** | **-** | **-** |
| Net revenue | -6.4 | 131.1 | 111.7 | 12.2 | 19.0 | 31.1 | 49.4 | **11.2** | **-77.4%** | **-8.2%** |
| Non-interest expenses | 136.3 | 127.9 | 124.5 | 27.0 | 32.5 | 33.5 | 31.5 | **31.8** | **1.0%** | **17.7%** |
| Income (Loss) before income taxes | -142.7 | 3.2 | -12.8 | -14.8 | -13.5 | -2.4 | 17.9 | **-20.6** | **-** | **-** |

34

Wholesale related data (2)

Private equity related investments

Full year Quarter

(billions of yen)

600

543.4

500

400 381.4

366.3 370.0

Terra Firma

327.7

Asia 313.7

300

Europe (excluding Terra Firma) 254.9 250.9 231.2

Japan 210.9 202.7 192.0

200 100 0

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011

Japan 195.5 169.5 191.7 186.9 165.9 159.7

Europe (excluding Terra Firma) 35.7 41.4 60.0 60.4 33.5 29.2

Asia - 3.2 3.6 3.3 3.2

Sub Total 231.2 210.9 254.9 250.9 202.7 192.0

Terra Firma 312.2 170.5 111.4 119.2 125.0 121.7

Total 543.4 381.4 366.3 370.0 327.7 313.7

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

Number of employees

Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar.31, 2010 Mar. 31, 2011 Jun. 30, 2011

Japan (excluding FA)1 10,667 11,561 12,929 12,857 12,829 20,263

Japan (FA)2 2,174 2,377 2,391 2,196 2,089 2,096

Europe 1,791 1,956 4,294 4,369 4,353 4,436

Americas 1,322 1,063 1,079 1,781 2,348 2,383

Asia-Pacific3 900 1,070 4,933 5,171 5,252 6,452

Total 16,854 18,026 25,626 26,374 26,871 35,630

1. Excludes employees of private equity investee companies. 2. Figures up to March 2008 include savings advisors. 3. Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Nomura Holdings, Inc.

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